ENDORSEMENT
                         APPLICABLE TO IRA CERTIFICATES

As specified in the Data pages, this Certificate is an "IRA Certificate," which is issued as an individual retirement annuity contract that meets the requirements of Section 408(b) of the Code. It is established for the exclusive benefit of you and your beneficiaries, and the terms below change, or are added to, applicable sections of this Certificate. Also, your rights under this Certificate are not forfeitable.

1.       OWNER (SECTION 1.17):

         You must be both the Owner and the Annuitant.

2.       ANNUITY COMMENCEMENT DATE (SECTION 1.04):

         You may not choose an Annuity Commencement Date later than the maximum maturity age, currently the greater of age 90 or as stated in the Data pages. If you choose a Date later than age 70 1/2, you must withdraw at least the minimum payments required under Sections 408(b) and 401(a)(9) of the Code and applicable Treasury regulations. See Section 5.01 of the Certificate (Withdrawals) and Item 7 (Required Payments) below.

3.       CONTRIBUTIONS (SECTION 3.01 AND 3.02):

         No Contributions will be accepted unless they are in cash (or check or other form if we require). Except in the case of a "rollover Contribution," the total of such Contributions will not exceed $2,000 for any taxable year. A "rollover Contribution" is one permitted by Sections 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code.

         Amounts transferred to the Certificate from an individual retirement account or annuity contract, which meets the requirements of Section 408 of the Code, are not subject to the $2,000 limit.

         If you make a Contribution which is an "eligible retirement plan rollover" as defined in Section 402(c) or 403(b)(8) of the Code, and you commingle such Contribution with other Contributions, you may not be able to roll over the eligible retirement plan Contributions and earnings to another qualified plan or Code Section 403(b) arrangement at a future date, unless the Code permits.

4.       DEATH BENEFIT (SECTION 6.01):

         Under either of the following two circumstances, the death benefit under Section 6.01 of the Certificate will not be paid at your death before the Annuity Commencement Date and the coverage under the Certificate will continue if (1) you are married at the time of your death and the person named as beneficiary


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         under Section 6.02 of your Certificate is your surviving spouse; and
         (2) your surviving spouse elects to become "Successor Annuitant and Owner" of your Certificate.

         Also, a death benefit will not be paid under this Section 6.01 if the "Beneficiary Continuation Option" under Item 6 of this Endorsement is in effect.

5. BENEFICIARY (SECTION 6.02). THE THIRD PARAGRAPH OF THE CERTIFICATE IS REPLACED WITH THE FOLLOWING:

         Any part of a death benefit payable under Section 6.01, for which there is no named beneficiary living at your death will be payable in a single sum to your surviving spouse, if any; if there is no surviving spouse, then to the children who survive you, in equal shares; if there are no children, then to your estate.

6.       BENEFICIARY CONTINUATION OPTION:

         This Item 6 will apply only if you die before the Annuity Commencement Date, and the beneficiary named under Section 6.02 of the Certificate is an individual.

         If there is more than one beneficiary, and any beneficiary is not an individual, then this Item 6 does not apply, and the death benefit described in Section 6.01 of the Certificate is payable.

         If this Item 6 applies and there is more than one beneficiary, the Annuity Account Value will be apportioned among your beneficiaries as you designate pursuant to Section 6.02 of the Certificate.

         If you die after your Required Beginning Date for required minimum distribution payments, described below in Item 7, Subsection A of this Endorsement (Minimum Distribution Rules--Required Payments During Your
         Life) and such required minimum distribution payments have not commenced under this Certificate, the death benefit under Section 6.01 will be paid in a lump sum and this Item 6 does not apply unless prior to your death you have notified us in accordance with our procedures then in effect that the beneficiary named pursuant to Section 6.02 of the Certificate is also the designated beneficiary for purposes of "Minimum Distribution Rules--Required Payments During Your Life" described below in Item 7 of this Endorsement.

         If the beneficiary qualifies to continue this Certificate, and we receive the beneficiary's election within 60 days of receipt of proof of your death, the beneficiary may continue your Certificate pursuant to this Item 6 under the terms set forth in (a) through (h) below. Your Certificate may be continued by one or more beneficiaries (collectively, the "Continuation Beneficiary"). If there is more than one beneficiary, the election must be provided to us within 60 days by each


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         beneficiary with respect to that beneficiary's portion of the Annuity
         Account Value. For any beneficiary who does not so timely elect, we will pay that beneficiary's share of the death benefit pursuant to
         Section 6.01 of the Certificate in a lump sum.

         a. the Continuation Beneficiary will automatically become the Annuitant as defined in Section 1.01 of the Certificate with respect to that Continuation Beneficiary's portion of the Annuity Account Value.

         b. the Continuation Beneficiary will have the same right to transfer amounts among the Investment Options as the Annuitant.

         c.       the Continuation Beneficiary cannot make any additional
                  Contributions.

         d. distributions to the Continuation Beneficiary will be made in accordance with requirements described in Item 7, Subsection B of this Endorsement (Minimum Distribution Rules--Required Payments After Death). If there is more than one beneficiary and any Continuation Beneficiary requests payment pursuant to
                  Item 7, Subsection B(1) of this Endorsement, then all Continuation Beneficiaries must agree to make this payment election. If all Continuation Beneficiaries cannot so agree, then we will instead make a complete distribution of your entire interest no later than December 31st of the calendar year that contains the fifth anniversary of your death. Further, where payment pursuant to Item 7, Subsection B(1) of this Endorsement is elected by all Continuation Beneficiaries, the Annuity Account Value apportioned to each Continuation Beneficiary is distributed based upon the life expectancy of the oldest of the beneficiaries designated under Section 6.02 of the Certificate, even if that individual does not elect to be a Continuation Beneficiary.

         e. the Continuation Beneficiary may withdraw the Annuity Account Value apportioned to such Continuation Beneficiary at any time; withdrawals made after we have received a Continuation Beneficiary's election to continue this Certificate are not subject to a withdrawal charge.

         f. upon the Continuation Beneficiary's death, we will make a lump sum payment (other payment options are not available) to the person designated by the deceased Continuation Beneficiary to receive that deceased Continuation Beneficiary's portion of the Annuity Account Value, if any remains.

         g. the Certificate cannot be assigned and must continue in your name for benefit of your Continuation Beneficiary.


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         h.       if a minimum income benefit pursuant to Section 7.08 of the
                  Certificate and/or a minimum death benefit pursuant to Section
                  6.01 of the Certificate are in effect upon our receipt of proof of your death, the charges, if any, for such benefit(s) will no longer apply and the minimum income benefit and the minimum death benefit will no longer be in force.

7.       REQUIRED PAYMENTS:

         This Certificate is subject to these "Required Payment" or "Minimum Distribution" rules of Sections 408(b) and 401(a)(9) of the Code and the Treasury Regulations which apply.

         A. MINIMUM DISTRIBUTION RULES -- REQUIRED PAYMENTS DURING YOUR LIFE -- Your entire interest in this Certificate will be distributed or begin to be distributed no later than the first day of April following the calendar year in which you attain age 70 1/2 ( "Required Beginning Date "). Your entire interest may be distributed, as you elect, over (a) your life, or the lives of you and your designated beneficiary, or (b) a period certain not extending beyond your life expectancy, or the joint and last survivor expectancy for you and your designated beneficiary. Distributions must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in Q & A F-3 of Section 1.401(a)(9)-1 of the Proposed Treasury Regulations, or any successor Regulation thereto.

                  All distributions made under this Certificate must be made in accordance with the requirements of Sections 408(b) and 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and applicable Treasury Regulations, including the minimum distribution incidental benefit requirements of Section 1.401(a)(9)-2 of the Proposed Treasury Regulations, or any successor Regulation thereto.

                  For purposes of determining the "period certain" referred to in the first paragraph of this Section, life expectancy is computed by use of the expected return multiples in Tables V and VI of Treasury Regulation Section 1.72-9. Unless you otherwise elect prior to the time distributions are required to begin, life expectancies will be recalculated annually. Such election will be irrevocable and will apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which you attain age 70 1/2, and payments of subsequent years will be calculated based on such life expectancy reduced


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                  by one for each calendar year which has elapsed since the
                  calendar year in which life expectancy was first calculated.

         B. MINIMUM DISTRIBUTION RULES -- REQUIRED PAYMENTS AFTER DEATH -- If you die after distribution of your interest in this Certificate has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

                  If you die before distribution of your interest in this Certificate begins, distribution of your entire interest will be completed no later than December 31 of the calendar year containing the fifth anniversary of your death, except to the extent that an election is made to receive distributions after your death in accordance with the following alternate form of distribution in (1) or (2) below:

                  (1) If your interest is payable to a designated beneficiary, then your entire interest may be distributed over the life of, or over a period certain not greater than the life expectancy of, the designated beneficiary. Such distributions must commence on or before December 31 of the calendar year immediately following the calendar year of your death.

                  (2) If the designated beneficiary is your surviving spouse, the date that distributions are required to begin in accordance with (1) above shall not be earlier than the later of (a) December 31 of the calendar year immediately following the calendar year of your death or (b) December 31 of the calendar year in which you would have attained age 70 1/2.

                  If the designated beneficiary is your surviving spouse, and a Successor Annuitant and Owner option (described in Item 4 above of this Endorsement) is elected, the distribution of your interest need not be made until after your surviving spouse's death.

                  For purposes of determining the "period certain" referred to above, life expectancy is computed by use of the expected return multiples in Table V and VI of Treasury Regulation
                  Section 1.72-9. For purposes of distributions beginning after your death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies will be recalculated annually. Such election will be irrevocable by the surviving spouse and will apply to all subsequent years. In the case of any other designated beneficiary, life expectancies will be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin, pursuant to this
                  Item 7, and payments for any subsequent calendar year will be calculated based on


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                  such life expectancy reduced by one for each calendar year which has elapsed since the calendar year in which life expectancy was first calculated.

                  Distributions under this Item 7 are considered to have begun if distributions are made because you have reached your Required Beginning Date, or if prior to the Required Beginning Date, distributions irrevocably commence to you over a period permitted and in any annuity form acceptable under Section 1.401(a)(9)-1 of the Proposed Treasury Regulations or any successor Regulation thereto.

8.       REPORTS - NOTICES (SECTION 9.04):

         We will send you a report as of the end of each calendar year showing the status of the annuity and any other reports required by the Code or Treasury Regulations.

9.       ASSIGNMENTS (SECTION 9.05):

         Your rights under this Certificate may not be assigned, pledged or transferred except as permitted by law. You may not name a new Owner, except as described in Item 4 or 6 of this Endorsement.

10.      TERMINATION OF CERTIFICATE:

         If an annuity under the Certificate fails to qualify as an annuity under Section 408(b) of the Code, we will have the right to terminate the Certificate. We may do so, upon receipt of notice of such fact, before the Annuity Commencement Date. In that case, we will pay the Annuity Account Value less a deduction for the part which applies to any federal income tax payable by you which would not have been payable with respect to an annuity which meets the terms of the Code. However, we may also, at your request, transfer the Annuity Account Value to another annuity certificate issued by an affiliate, subsidiary or us.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


/s/Edward Miller                             /s/Pauline Sherman
----------------                             ------------------
Edward Miller                                Pauline Sherman
Chairman and Chief                           Vice President, Secretary
Executive Officer                            and Associate General Counsel


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